December 13, 2024

Benjamin Tran
Chief Executive Officer
Bitech Technologies Corporation
895 Dove Street, Suite 300
Newport Beach, CA 92660

       Re: Bitech Technologies Corporation
           Amendment No. 4 to Registration Statement on Form S-1
           Filed November 26, 2024
           File No. 333-280668
Dear Benjamin Tran:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 6, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1
Prospectus Summary, page 2
Overview, page 2

1. We note that you have revised various disclosures on pages 2 through 6, 32, and 38 through 41, in response to prior comment 2, in part to describe various facets of the work product that you recognized as an intangible asset. However, the criteria that apply in defining a project, particularly as to the locations and capacity parameters, remain unclear, as is the nature of support for your disclosures on pages 2, 32 and 38, stating that you are uniquely positioned to leverage your partnerships to secure multi-
       year customer contracts prior to project construction, considering your disclosures on page 41, stating that you have not established a reasonable expectation of
 December 13, 2024
Page 2

      financing and completion for any of the projects, and disclosures on pages 3 and 33, clarifying that you do not have any customer contracts.

      Please further revise such disclosures as necessary to explain how the locations and capacity parameters have been established or devised for each project, to include clarifying whether there are specific addresses associated with the locations that you have identified, and to describe the extent to which these and any other aspects of the projects are subject to change. As the agreement at Exhibit 10.22 indicates that your acquisition included documents that substantiate your rights to own, lease, or otherwise acquire the right to use the real property where the projects will be located, also address the apparent inaccuracies considering that your list of projects indicates there have been only letters of intent associated with some of the projects, and that you have no site control for any of the projects.

      Aso clarify how you have assessed your circumstances as being uniquely positioned with respect to the partnerships, describe the partnerships to which you refer, and the manner by which leverage would occur or be applied, and substantiate your claim of being able to obtain multi-year customer contracts prior to construction. Please submit the letters of intent for our review along with your next response.
2. Please provide us with the documentation requested in prior comment 3, concerning your acquisition of Emergen Energy LLC, and the various related claims and valuation details reported in your April 15, 2024 Form 8-K, which you had indicated
      would be submitted confidentially in your prior response letter.
Working Capital, page 36

3. We note that you revised disclosures on pages 36 and 37 in response to prior comment
      5, to acknowledge that the term working capital is defined by the FASB, although you have retained disclosure indicating the term is not defined under GAAP. Given that the term is defined by the Financial Accounting Strandard Board, it is thereby considered to be an established term within Gerally Accepted Accounting Principles.
      Please further revise your disclosures to eliminate language suggesting that the term working capital is not defined under GAAP.
Business
Overview, page 38

4. We note that on pages 4 and 17 of your annual report you disclosed that in December
      2023 you received an initial purchase order from a strategic customer to implement a
      BEMS Virtual Power Plant Program that would be designed to save electricity for approximately 4,000 multi-dwelling units, and you represented that you were providing services pursuant to this purchase order. However, we see no further discussion of the arrangement in your subsequent interim reports.

      Please expand your disclosure under this heading and the corresponding section on page 32 of Management's Discussion and Analysis, to provide an update on the status of this contract, including a description of the work that you had completed, any work
 December 13, 2024
Page 3

       that remains to be completed, the identity of the customer, and the economics of the arrangement.

       However, if you did not secure a contract and have discontinued the work, disclose how this evolved, specify the dates and the reasons, and tell us why you did not report the matter previously; in either case, submit the purchase order and any related contract obtained for our review along with your response.
Certain Relationships and Related Party Transactions, page 53

5.     Given the association of Mr. Johnson with C&C Johnson Holdings LLC,
Energy
       Independent Partners LLC, and Bridgelink Development LLC, expand your dislosures to provide all of the information prescribed by Item 404(a), (c) and (d) of Regulation
       S-K, including details regarding Mr. Johnson's direct and indirect interests as a related party in the Project Management Services Agreement discussed on page F-26, and the
       Solar Project Sale Agreement discussed on page F-27.

       In addition to quantifying the dollar values of the amounts involved in the transactions, and of his interests in the transactions, describe your objectives, and those of Mr. Johnson, in having Bridgelink Development reacquire project rights that were sold to you the month before, and explain how the terms governing your sale of those rights were devised, and how the economics compare to those governing your acquisition and the project management services agreement.

       Provide us with a relationship chart showing all of the beneficial interests of each of your directors and officers, inculding those of Mr. Johnson, in the entities and all affiliates of the entities referenced above, and all other entities involved in or pursuing battery storage or solar projects sourced from or through any of these entities. Please identify the entities to whom Bridgelink Development has reconveyed project rights that it acquired from you, and describe all associations with such persons.
Legal Matters, page 64

6. We note that you provided disclosures on pages 13 and 14 of your annual report concerning a legal action originating with a February 2, 2023 lawsuit that you filed against various persons, in the U.S. District Court, Central District of California,
       seeking compensatory damages of $33.6 million, which has led to partial settlements though which you continue to pursue.

       Please expand your disclousres under this heading to provide all of the information prescribed by Item 103 of Regulation S-K, to include clarifying the specific matters that are subject to this lawsuit, the extent to which such matters have been settled, and those that remain unsettled, and reflecting the current status.

       Tell us the amounts that you have recovered in connection with the settlements and the manner of accounting that you have applied in each instance, to include specifying the periods and classifications used in reporting the activity in your financial statements.
 December 13, 2024
Page 4
Note 6 - Acquisition of Emergence Energy LLC, page F-25
Project Management Services Agreement, page F-26

7. We note that you did not provide an analysis of the accounting requirements pertaining to the $9,825,000 and $19,200,000 BESS and Solar development fee arrangements as requested in prior comment 6.

      Tell us the specific sections of the agreements and specific language and paragraphs of authoritative accounting standards that you have considered in deciding that no liability woud be recognized at the outset, including an explanation of how you evaluated the circumstances under which the payment obligations may be accelerated, in terms of being within or not within your control; and in formulating the disclosure on page F-26, indicating that you while you have initially recognized the rights to develop the projects as intangible assets, you expect to recharacterize the amounts as tangible assets if any projects are successfully developed into a revenue-generating asset.

      Please resolve the apparent inconsistency between disclosure stating that such rights acquired were "deemed to not be tangible assets" with disclosure stating that these are intangible assets; and file the original agreement as an exhibit to your next amendment, as referenced in Exhibit 10.29.
8. We note your disclosure stating that if you forgo the development of a Development
      Project, Energy Independent Partners will assist as needed with marketing the
      Development Project to a third party "...or develop and retain the Development
      Project outside of Emergen."

      Please expand your disclosure to clarify the terms under which Energy Independent
      Partners would be permitted to develop a project outside of Emergen, specifically as to determining the price at which such rights would be sold, your proportionate interest in any resulting project, and any other details that would be necessary to understand the economics that would govern this scenario.
9. Please expand your disclosures to explain why the obligations for the Solar initial fees are associated with financing a BESS project, rather than a Solar project, and clarify whether the obligation for the total BESS and Solar initial fees are triggered by an initial BESS project financing event (along with a letter of intent or more certain form of interest on a prospective location), or whether only a third of the obligations would be triggered; explain how amounts payable would be apportioned to three projects and clarify whether you would only be considering BESS projects or also the Solar projects, in making this determination.

      Please indicate whether the payment obligation is triggered irregardless of whether the financing is sufficient to cover all costs of construction and all of the BESS and Solar development fee obligations; and quantify the extent to which Solar development fee obligations have been tentatively conveyed to Bridgelink Development LLC, as you have indicated would occur in the event of a project sale, and explain how those amounts have been calculated relative to the totals.
 December 13, 2024
Page 5

Financial Statements
Note 8 - Solar Projects Sale, page F-27

10. We understand that you conveyed rights to 2.425 GW of solar projects on May 30,
       2024 which appear to represent about 63% of the rights to solar projects acquired from Emergen on April 24, 2024, although the terms of your sale appear to allow the buyer to return any project for a full refund of any amounts paid at any time.

       Please expand your disclosures as necessary to address the following points:

             Specify the date that you paid or will pay Energy Independent Partners LLC its
           62.5% share of the $943,500 in consideration.

             Clarify your intentions regarding the custody and division of funds and as would pertain to all amounts received that are subject to refund.

             Indicate whether you remain directly responsible to the buyer under the return right for amounts conveyed to Energy Independent Partners LLC; and if this is the case, also describe any arrangement or recourse that you have to recover such funds if the buyer opts to return any project rights.

             As the agreement pertains to the conveyance of rights to develop solar projects, which you have reported as intantible assets, it appears that the liability should be characterized as proceeds received on sale of intangible assets - subject to return rights, or similar language, rather than deferred revenue.

             As it remains unclear whether you have acquired and sold rights to construct projects or simply plans to construct projects that do not constitute rights, considering that you report having no contractual arrangements for project development and construction, further clarification regarding the nature of the conveyance will be necessary properly account for the transaction and to characterize the amounts that are subject to the return right.

             Explain why you have not adjusted the intangible asset account for the amounts ascribed to the development rights conveyed.

             Specify the extent to which the contingent amounts are intended to cover your development fee obligations to Energy Independent Partners LLC, and the extent to which such obligations have been assumed by the counterparty, though contingent on whether the return right is excercised.

       Provide an accounting policy disclosure that covers all aspects of the arrangement, including your allocations of proceeds to the various projects, custody of funds that are subject to the return rights, fulfilling your obligations under the Project
       Management Services Agreement, and determining the amounts that would be December 13, 2024
Page 6

       refunded for any rights to projects relinquished by the buyer. Tell us the specific authoritative guidance that you have relied upon in formulating each part of that policy.

       Please also expand your disclosures of the rights to solar projects acquired from
       Emergen on pages 4 and 34 as necessary to identify and segregate the rights to projects conveyed under this agreement, which are subject to the return rights, and update as necessary with any change in the status of the projects.
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm, page
II-5

11. Please obtain and file an updated consent from your auditor Fortune CPA, Inc. that includes reference to the dual dated audit report. We re-issue prior comment 7.

General

12. We note your response to prior comment 9. You state on your cover page that "[t]he consummation of this offering is not contingent upon the approval of our listing on
       Nasdaq," but you later state that "[i]f our application to list on Nasdaq is not approved, we will not consummate this offering." Please revise to disclose whether your offering is contingent upon on final approval of your Nasdaq listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement. Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686
if you have
questions regarding comments on the financial statements and related matters. Please contact
Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Peter Campitiello, Esq.